UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

LEXINGTON REALTY TRUST
(Name of Subject Company (Issuer))
LEXINGTON REALTY TRUST
(Name of Filing Person (Offeror))

5.45% Exchangeable Guaranteed Notes due 2027	529289AA8
(Title of Class of Securities)	(CUSIP Number of Class of Securities)
T. Wilson Eglin
Chief Executive Officer and President
Lexington Realty Trust
One Penn Plaza, Suite 4015
New York, NY 10119-4015
(212) 692-7200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Joseph S. Bonventre, Esq.
Lexington Realty Trust
One Penn Plaza, Suite 4015
New York, NY 10119-4015
(212) 692-7200
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$62,150,000	$7,122.39

*
The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 5.45% Exchangeable Guaranteed Notes due 2027 (the “Securities”), as described herein, is equal to 100% of the principal amount of those Securities. As of December 15, 2011 there was $62,150,000 aggregate principal amount of the Securities outstanding, resulting in an aggregate maximum purchase price of $62,150,000.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of transaction value. The filing fee was previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed on December 16, 2011(the “Original Schedule TO”), as amended and supplemented by Amendment No. 1 to the Original Schedule TO filed on January 17, 2012 (as amended and supplemented, the “Schedule TO”) with respect to the Indenture, dated as of January 29, 2007 (the “Base Indenture”), among Lexington Realty Trust (for itself and as successor to The Lexington Master Limited Partnership), a Maryland real estate investment trust (the “Company”), the other guarantors named therein and U.S. Bank National Association, a national banking association, as trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture, dated as of January 29, 2007 (the “First Supplemental Indenture”), among the Company, the other guarantors named therein and the Trustee, for the Company's 5.45% Exchangeable Guaranteed Notes due 2027 (the “Notes”), as amended and supplemented by the Second Supplemental Indenture, dated as of March 9, 2007 (the “Second Supplemental Indenture”), as amended and supplemented by the Third Supplemental Indenture, dated as of June 19, 2007 (the “Third Supplemental Indenture”), as amended and supplemented by the Fourth Supplemental Indenture, dated as of December 31, 2008 (the “Fourth Supplemental Indenture”), as amended and supplemented by the Fifth Supplemental Indenture, dated as of June 9, 2009 (the “Fifth Supplemental Indenture”), and as amended and supplemented by the Sixth Supplemental Indenture, dated as of January 26, 2010 (the “Sixth Supplemental Indenture,” and, together with the Base Indenture, the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture and the Fifth Supplemental Indenture, the “Indenture”), among the Company, the other guarantors named therein and the Trustee.
This Schedule TO is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to sell and the obligation of the Company to purchase the Notes as set forth in the Issuer Repurchase Option Notice for 5.45% Exchangeable Guaranteed Notes due 2027, dated December 16, 2011 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Repurchase Option”).

This Amendment No. 2 reports the final results of the Repurchase Option and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO and the Repurchase Option remain unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO or in the Repurchase Option. You should read this Amendment No. 2 together with the Schedule TO and the Repurchase Option.

Item 4. Terms of the Transaction.
Item 4 of the Schedule TO is hereby supplemented as follows:
The Repurchase Option expired at 5:00 p.m., New York City time, on January 18, 2012. The Company was advised by U.S. National Bank Association, the trustee and paying agent, that Notes in an aggregate principal amount of $62,150,000 were validly surrendered and not validly withdrawn pursuant to the Repurchase Option.  The Company has accepted for repurchase all such Notes.  The repurchase price of the Notes surrendered pursuant to the Repurchase Option was equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but not including, January 20, 2012.  Accordingly, the aggregate repurchase price for all Notes validly tendered for repurchase pursuant to the Repurchase Option is $62,197,044, which includes $62,150,000 for payment of the aggregate principal amount and $47,044 for payment of accrued and unpaid interest.  The Company expects that the settlement date for the Repurchase Option will be January 20, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEXINGTON REALTY TRUST

By:_/s/ T. Wilson Eglin
Name: T. Wilson Eglin
Title: Chief Executive Officer

Date: January 19, 2012